UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
7 Acquisition Corporation
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
G80694105
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G80694105

1	NAME OF REPORTING PERSON Taconic Capital Advisors L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5826144
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,171,831
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,171,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: G80694105

1	NAME OF REPORTING PERSON Taconic Capital Advisors UK LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5366362
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,171,831
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,171,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: G80694105

1	NAME OF REPORTING PERSON Taconic Associates LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-0870712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,171,831
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,171,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G80694105

1	NAME OF REPORTING PERSON Taconic Capital Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2178263
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,171,831
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,171,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G80694105

1	NAME OF REPORTING PERSON Frank P. Brosens I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,171,831
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,171,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: G80694105

1	NAME OF REPORTING PERSON Taconic Capital Performance Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2177274
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,171,831
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,171,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G80694105
ITEM 1(a).	NAME OF ISSUER: 7 Acquisition Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 750 East Main Street, Suite 600 Stamford, CT 06902
ITEM 2(a).	NAME OF PERSON FILING:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Taconic Capital Advisors L.P. (Taconic Advisors LP);
ii. Taconic Capital Advisors UK LLP (Taconic Advisors UK);
iii. Taconic Associates LLC (Taconic Associates);
iv. Taconic Capital Partners LLC (Taconic Capital);
v. Taconic Capital Performance Partners LLC (Taconic Partners); and
vi. Frank P. Brosens (Mr. Brosens).

This Statement relates to the Shares (as defined herein) held for the accounts of Taconic Opportunity Master Fund L.P. (Taconic Opportunity Fund) and Taconic Master Fund 1.5 L.P. (Taconic Event Fund, and together with Taconic Opportunity Fund, the Taconic Funds).

Taconic Advisors LP serves as the investment manager to each of the Taconic Funds. Taconic Advisors LP has entered into a sub-advisory agreement with Taconic Advisors UK pursuant to which Taconic Advisors UK serves as subadvisor to Taconic Advisors LP in respect of each of the Taconic Funds. Taconic Advisors LP is the manager of Taconic Capital Services UK Ltd, the UK parent entity of Taconic Advisors UK. Accordingly, Taconic Advisors LP and Taconic Advisors UK may be deemed a beneficial owner of the Shares held for the accounts of the Taconic Funds.

Taconic Partners serves as the general partner to Taconic Advisors LP. Taconic Associates serves as the general partner to Taconic Opportunity Fund, and accordingly may be deemed a beneficial owner of the Shares held for the account of Taconic Opportunity Fund. Taconic Capital serves as the general partner to Taconic Event Fund, and accordingly may be deemed a beneficial owner of the Shares held for the account of Taconic Event Fund.
Mr. Brosens is a principal of Taconic Advisors LP and a manager of each of Taconic Partners, Taconic Associates and Taconic Capital. In such capacities, Mr. Brosens may be deemed a beneficial owner of the Shares held for the accounts of the Taconic Funds.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The address of the principal business of office of each of Taconic Advisors LP, Taconic Associates, Taconic Partners, Taconic Capital and Mr. Brosens is c/o Taconic Capital Advisors L.P. 280 Park Avenue, 5th Floor, New York, NY 10017.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, 4th Floor, London, W1K 3HY, UK.

ITEM 2(c).	CITIZENSHIP:
1) Taconic Advisors LP is a Delaware limited partnership
2) Taconic Advisors UK is a United Kingdom limited liability partnership.
3) Taconic Associates is a Delaware limited liability company.
4) Taconic Capital is a Delaware limited liability company.
5) Mr. Brosens is a citizen of the United States of America.
6) Taconic Partners is a Delaware limited liability company.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.0001 per share ("Shares")
ITEM 2(e).	CUSIP NUMBER: G80694105
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
As of December 31, 2022, the Reporting Persons may be deemed to beneficially own 1,171,831 of the Shares held for the account of the Taconic Funds.

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owners constitutes 5.1% of the total number of Shares outstanding, based upon 23,000,000 Shares outstanding as of November 14, 2022, as disclosed in the Issuer's most recently filed Form 10-K.

(a) Amount beneficially owned:
1,171,831
(b) Percent of class:
5.1%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Taconic Capital Advisors L.P. - None
Taconic Capital Advisors UK LLP - None
Taconic Associates LLC - None
Taconic Capital Partners LLC - None
Frank P. Brosens - None
Taconic Capital Performance Partners LLC - None

(ii) shared power to vote or to direct the vote:
Taconic Capital Advisors L.P. - 1,171,831
Taconic Capital Advisors UK LLP - 1,171,831
Taconic Associates LLC - 1,171,831
Taconic Capital Partners LLC - 1,171,831
Frank P. Brosens - 1,171,831
Taconic Capital Performance Partners LLC - 1,171,831

(iii) sole power to dispose or direct the disposition of:
Taconic Capital Advisors L.P. - None
Taconic Capital Advisors UK LLP - None
Taconic Associates LLC - None
Taconic Capital Partners LLC - None
Frank P. Brosens - None
Taconic Capital Performance Partners LLC - None

(iv) shared power to dispose or to direct the disposition of:
Taconic Capital Advisors L.P. - 1,171,831
Taconic Capital Advisors UK LLP - 1,171,831
Taconic Associates LLC - 1,171,831
Taconic Capital Partners LLC - 1,171,831
Frank P. Brosens - 1,171,831
Taconic Capital Performance Partners LLC - 1,171,831

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: This Item is not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: This Item is not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This Item is not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: This Item is not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G80694105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10 2023	Taconic Capital Advisors L.P. By: By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Principal Name: Title:
February 10 2023	Taconic Capital Advisors UK LLP by TACONIC CAPITAL SERVICES UKLTD., its UK parent entity By: By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Authorized Signatory Name: Title:
February 10 2023	TACONIC ASSOCIATES LLC By: By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Manager Name: Title:
February 10 2023	TACONIC CAPITAL PARTNERS LLC By: By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Manager Name: Title:
February 10 2023	Taconic Capital Performance Partners LLC By: By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Manager Name: Title:
February 10 2023	Frank P. Brosens By: /s/ Frank P. Brosens Name: Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G80694105
EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of 7 Acquisition Corporation dated as of February 10, 2023 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated February 10, 2023

TACONIC CAPITAL ADVISORS L.P.
By: _________________________
Name: Frank P. Brosens
Title: Principal

TACONIC CAPITAL ADVISORS UK LLP by
TACONIC CAPITAL SERVICES UK LTD., its UK parent entity
By:__________________________
Name: Frank P. Brosens
Title: Authorized Signatory

TACONIC ASSOCIATES LLC
By:__________________________
Name: Frank P. Brosens
Title: Manager

TACONIC CAPITAL PARTNERS LLC

By:__________________________
Name: Frank P. Brosens
Title: Manager

TACONIC CAPITAL PERFORMANCE PARTNERS LLC
By:__________________________
Name: Frank P. Brosens
Title: Manager

____________________________
Frank P. Brosens